Computation of Ratio of Earnings to Fixed Charges

The formula for the computation is as follows:

    Ratio of Earning to Fixed Charges = (net income + income taxes + restructuring charges + fixed charges) / (fixed charges)

    Fixed Charges = (interest expense + amortization of deferred debt issuance costs + one-third of rental expense (the portion deemed representative of the interest factor))

Supporting Data of the Calculation
(dollar amounts in thousands)

                              1991      1992      1993      1994      1995

Net income (loss)         $ 45,097  $ 53,650  $ 45,820  $ 48,781  $(40,512)
Add:
  Income taxes              28,300    34,400    34,300    31,300   (29,300)
  Restructuring charges                                            140,000
  Fixed Charges:
    Interest expense        30,319    36,130    44,627    53,715    60,478
    Debt issue amort
      expense                  509       344       344       509       254
    1/3 Rental expense       5,564     6,372     6,607    13,382    15,565
                          --------  --------  --------  --------  --------
    Total fixed charges     36,392    42,846    51,578    67,606    76,297
                          --------  --------  --------  --------  --------
Earnings plus fixed
  charges                 $109,789  $130,896  $131,698  $147,687  $146,485
                          ========  ========  ========  ========  ========
Ratio of earnings to
  fixed charges               3.02      3.06      2.55      2.18      1.92
                          ========  ========  ========  ========  ========